                      SECURITIES AND EXCHANGE COMMISSION
                            Washington, D.C. 20549

                                 SCHEDULE 13G
                                (Rule 13d-102)



  Information to be Included in Statements Filed Pursuant to Rules 13d-1(b),
      (c) and (d) and Amendments Thereto Filed Pursuant to Rule 13d-2(b)
                             (Amendment No. 3)/1/


                           FIRST COMMONWEALTH, INC.
--------------------------------------------------------------------------------
                               (Name of Issuer)

             Common Stock, par value $.001, including associated
                        preferred stock purchase rights
--------------------------------------------------------------------------------
                        (Title of Class of Securities)


                                  319983 10 2
                    ---------------------------------------
                                (CUSIP Number)

                               December 31, 1998
             -----------------------------------------------------
             Date of Event Which Requests Filing of This Statement


Check the appropriate box to designate the rule pursuant to which this Schedule is filed:

[ ]  Rule 13d-1(b)
[ ]  Rule 13d-1(c)
[X]  Rule 13d-1(d)


------------------------------

/1/ The remainder of this cover page shall be filed out for a reporting person's initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be "filed" for the purpose of Section 18 of the Securities Exchange Act of 1934 ("Act") or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

                               Page 1 of 5 Pages
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                                     13G
------------------------                                   -------------------
  CUSIP NO.  319983 10 2                                   Page 2 of 5 Pages
------------------------                                   -------------------


------------------------------------------------------------------------------
      NAME OF REPORTING PERSON
 1    I.R.S. IDENTIFICATION NO. OF ABOVE PERSONS (ENTITIES ONLY)

      Christopher C. Multhauf

------------------------------------------------------------------------------
      CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP*
 2                                                              (a) [_]
      Not Applicable                                            (b) [_]

------------------------------------------------------------------------------
      SEC USE ONLY
 3


------------------------------------------------------------------------------
      CITIZENSHIP OR PLACE OF ORGANIZATION
 4
      U.S. Citizen

------------------------------------------------------------------------------
                          SOLE VOTING POWER
                     5
     NUMBER OF            329,788 Shares

      SHARES       -----------------------------------------------------------
                          SHARED VOTING POWER
   BENEFICIALLY      6
                          -0-
     OWNED BY
                   -----------------------------------------------------------
       EACH               SOLE DISPOSITIVE POWER
                     7
    REPORTING             329,788 Shares

      PERSON       -----------------------------------------------------------
                          SHARED DISPOSITIVE POWER
       WITH          8
                          -0-
------------------------------------------------------------------------------
      AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON
 9
      329,788 Shares
------------------------------------------------------------------------------
      CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (9) EXCLUDES CERTAIN SHARES*
10
      Not Applicable                                                [_]

------------------------------------------------------------------------------
      PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (9)
11
      9.0%

------------------------------------------------------------------------------
      TYPE OF REPORTING PERSON*
12
      IN

------------------------------------------------------------------------------
                     *SEE INSTRUCTIONS BEFORE FILLING OUT!

                               Page 2 of 5 Pages



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Item 1(a).  Name of Issuer:

            First Commonwealth, Inc.

Item 1(b).  Address of Issuer's Principal Executive Offices:

            444 N. Wells St., Suite 600, Chicago, IL  60610

Item 2(a).  Name of Person Filing:

            Christopher C. Multhauf

Item 2(b).  Address of Principal Business Office or, if None, Residence:

            444 N. Wells St., Suite 600, Chicago, IL  60610

Item 2(c).  Citizenship:

            U.S. Citizen

Item 2(d).  Title of Class of Securities:

            Common Stock, par value $.001, including preferred stock purchase rights

Item 2(e).  CUSIP Number:

            319983 10 2

Item 3.     NOT APPLICABLE

Item 4.     Ownership.

            (a)   Amount beneficially owned:

                  329,788 Shares

            (b)   Percent of class:

                  9.0% - Based on 3,684,525 shares outstanding on December 31, 1998

            (c)   Number of shares as to which such person has:

                  (i)    Sole power to vote or to direct the vote -
                         329,788 Shares

                  (ii)   Shared power to vote or direct the vote - None

                  (iii)  Sole power to dispose or to direct the
                         disposition of - 329,788 Shares

                  (iv) Shared power to dispose or to direct the disposition of - None

                               Page 3 of 5 Pages

Item 5.     Ownership of Five Percent or Less of a Class.

            NOT APPLICABLE


Item 6.     Ownership of More than Five Percent on Behalf of Another Person.

            NOT APPLICABLE


Item 7. Identification and Classification of the Subsidiary Which Acquired the Security Being Reported on by the Parent Holding Company.

            NOT APPLICABLE

Item 8.     Identification and Classification of Members of the Group.

            NOT APPLICABLE

Item 9.     Notice of Dissolution of Group.

            NOT APPLICABLE


Item 10.    Certification.

            NOT APPLICABLE


                               Page 4 of 5 Pages
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                                   SIGNATURE



          After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.



                                                       February 12, 1999
                                               ---------------------------------
                                                            (Date)


                                                  /s/ Christopher C. Multhauf
                                               ---------------------------------
                                                          (Signature)


                                                    Christopher C. Multhauf
                                               ---------------------------------
                                                         (Name/Title)


                               Page 5 of 5 Pages